Exhibit 99.1

Opera fourth quarter revenue and adjusted EBITDA expected to exceed top-end of guidance ranges

●	Year-over-year search & advertising revenue growth rates exceeded fourth quarter expectations due to both PC user growth and stronger monetization
●	Opera planning to report fourth quarter and full-year 2020 results on February 25th

OSLO, Norway, January 11, 2021 (GLOBE NEWSWIRE) -- Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, announced today it expects fourth quarter 2020 results to exceed the top-end of both its revenue and adjusted EBITDA guidance ranges. Opera had initially guided to fourth quarter revenue of $45 to $47 million and adjusted EBITDA of $10 to $12 million.

“The fourth quarter was a strong end to 2020. We continued to exceed our expectations both on users and monetization, leading to a significant acceleration in our year-over-year search & advertising growth rates”, said Song Lin, Co-CEO. “Further, execution in our core business is expected to drive accelerating year-over-year growth rates in 2021 before factoring in any potential from our new initiatives.”

Opera plans to report its full fourth quarter and full-year 2020 results on February 25th, 2021.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

About Opera

Opera is a global web innovator. Opera’s browsers, news products and fintech solutions are the trusted choice of more than 380 million users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA).

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com or (408) 596-3055

For media enquiries, please contact: press-team@opera.com